Stocktrade Network, Inc.
39 Broadway, Suite 720
New York, New York   10016

September 10, 2002

Barry McCarty
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Stocktrade Network, Inc. - File No. 000-49913 Withdrawal of Form 10-SB12g

Dear Mr. McCarty:

Stocktrade Network, Inc. ("Stocktrade") hereby requests a withdrawal of its Form 10-SB12g Registration Statement (SEC File No. 000-49913).

Such withdrawal is requested based on the fact that Staocktrade's Form 10-SB goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). Therefore, Stocktrade is required to withdraw the Form 10-SB at this time.

If you have any further questions, please call me.

Very truly yours,

STOCKTRADE NETWORK, INC.

By:	/s/ Anthony Fusco ANTHONY FUSCO President, Treasurer and Director

AF/tpm